UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Reliance Steel & Aluminum Co.

Master 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

We have audited the accompanying statements of net assets available for benefits of Reliance Steel & Aluminum Co. Master 401(k) Plan (Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009, and delinquent participant contributions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

Los Angeles, California

June 25, 2010

December 31,	2009	2008

Assets

Investments, at fair value:
Plan interest in Master Trust investments	$486,359,668	$—
Interest bearing cash	—	1,949,251
Money market fund	—	44,453,194
Mutual funds	—	248,748,920
Common collective trust	—	9,351,292
Reliance Steel & Aluminum Co. common stock	—	35,665,801
Participant loans	15,832,167	14,333,548
Total investments	502,191,835	354,502,006

Receivables:
Participant contributions	151,892	154,576
Employer contributions	10,826,619	12,932,497
Other	—	192,591
Total receivables	10,978,511	13,279,664

Total Assets	513,170,346	367,781,670

Liabilities

Excess contributions payable	514,951	68,260
Due to brokers and other payables	—	1,384,108

Total Liabilities	514,951	1,452,368

Net assets available for benefits at fair value	512,655,395	366,329,302
Adjustment from fair value to contract value for the fully-benefit responsive investment contracts	226,135	504,428

Net assets available for benefits	$512,881,530	$366,833,730

See accompanying notes to financial statements.

Year ended December 31,	2009

Additions

Investment income:
Plan interest in Master Trust investment income	$117,789,048
Interest from participant loans	1,044,634

Total investment income	118,833,682

Contributions:
Participant	20,299,305
Employer, net of forfeitures	10,906,556
Rollover	408,422

Total contributions, net	31,614,283

Transfers from other plans	42,321,793

Total additions	192,769,758

Deductions

Benefits paid to participants and beneficiaries	46,503,404
Deemed distributions of participant loans	152,298
Administrative expenses	66,256

Total deductions	46,721,958

Net increase	146,047,800

Net assets available for benefits, beginning of year	366,833,730

Net assets available for benefits, end of year	$512,881,530

See accompanying notes to financial statements.

1.	Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description.

General

The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employer”) in the Plan. The Plan is administered by the RSAC Employee Benefit Committee (“Plan Administrator”). The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of the consolidated group, other than those listed below, are not covered under this Plan as of December 31, 2009.

Allegheny Steel Distributors, Inc.

Aluminum and Stainless, Inc.

American Metals Corporation

AMI Metals, Inc.

CCC Steel, Inc.

Chapel Steel Corp.

Chatham Steel Corporation

Clayton Metals, Inc.

Crest Steel Corporation

Delta Steel, Inc.

Durrett Sheppard Steel Co., Inc.

Earle M. Jorgensen Company

Feralloy Corporation

Infra – Metals Co.

Liebovich Bros., Inc.

Metal Supply Company, Ltd.

Pacific Metal Company

PDM Steel Service Centers, Inc.

Phoenix Corporation

Precision Flamecutting and Steel, Inc.

Service Steel Aerospace Corp.

Siskin Steel & Supply Co., Inc.

Smith Pipe & Steel Company

Toma Metals, Inc.

Valex Corp.

Viking Materials, Inc.

Yarde Metals, Inc.

In 2009, Lusk Metals merged into Reliance Steel & Aluminum Co. and American Steel, LLC merged into American Metals Corporation. As a result, Lusk Metals and American Steel, LLC are no longer separate Participating Employers.

1.	Description of the Plan (Continued)

Transfers From Other Plans

During 2009, eight retirement plans were merged into the Plan, and their assets were transferred accordingly. Participant account balances, including participant loans, transferred from these plans to the Reliance Master Plan are as follows:

2009

Delta Steel, L.P. Employee Profit Sharing Plan and Trust	$12,871,465
Feralloy Corporation 401(k) Savings Plan	8,210,012
Infra Metals 401(k) Profit Sharing Plan	14,236,297
Metals Supply Company LTD 401(k) Plan	1,021,640
Precision Flamecutting & Steel, LP 401(k) Plan	1,599,818
Smith Pipe and Steel Profit Sharing and Trust	1,590,860
Encore Metals Savings Plan	2,295,071
Dynamic Metals International, LLC 401(k) Profit Sharing Plan	496,630

$42,321,793

The following subsidiary employers became Participating Employers under the Plan, and all eligible employees were granted eligibility on the plan’s participation date as follows:

Subsidiary	Participation Date
Delta Steel, Inc.	July 15, 2009
Smith Pipe & Steel Company	July 15, 2009
Infra – Metals Co.	October 1, 2009
Feralloy Corporation	November 3, 2009
Metal Supply Company, Ltd.	November 17, 2009
Precision Flamecutting and Steel, Inc.	December 1, 2009

In 2008, Dynamic Metals International LLC (“DMI”) merged into Service Steel Aerospace Corp. (“SSA”), and the employees of DMI became employees of SSA. On September 1, 2008, the former DMI employees became eligible to participate in the Plan. On August 18, 2009, the DMI Plan assets merged into the Plan.

In 2009, Encore Metals USA (“EMU”) merged into Earle M. Jorgensen Company (“EMJ”), and the employees of EMU became employees of EMJ. On January 1, 2009, the former EMU employees became eligible to participate in the Plan, and the EMU Plan assets merged into the Plan.

1.	Description of the Plan (Continued)	Participation Each employee is eligible to participate on the first day of each Plan calendar quarter after the completion of three months of service.

Contributions

Participants may make up to 50% salary deferrals of eligible compensation to the Plan, subject to federal limits. In addition, the participating employers may make discretionary matching and profit sharing contributions to the Plan. Eligible participants who are employed on the last day of the Plan year share in any discretionary matching and profit sharing contributions. Participants may also contribute eligible rollovers from other qualified defined benefit or defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of investment earnings. The participant is entitled to the benefit from the vested account balance. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

1.	Description of the Plan (Continued)

Participant Loans

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans to participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to new participant loans are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years, or ten years for loans used for the purchase of a primary residence. The Plan holds loans from transferred plans whose maturities may exceed ten years. Loans to participants as of December 31, 2009 bear interest at rates ranging from 4.25% to 11.50% and mature through October 2022.

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. As of December 31, 2009 and 2008, all forfeited nonvested account balances had been used to reduce Company contributions. For the year ended December 31, 2009, $699,086 was used to reduce the Company’s contributions.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan and all other investment expenses are offset against the related investment income.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan retains an interest in the Reliance Steel & Aluminum Co. Master 401(k) Plan and Yarde Metals, Inc. Frozen 401(k) Savings Plan Master Trust (the “Master Trust”), which was established in 2009 to house the assets of a frozen defined contribution plan of a participating employer in the Plan. See Note 10.

The Master Trust holds investments in the Fidelity Managed Income Portfolio which is a common collective trust. Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2.	Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Impact of Recently Issued Accounting Pronouncements

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, certain collective trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for plan reporting periods ending after December 15, 2009. The adoption of the guidance resulted in additional disclosures which are presented in Note 4.

In May 2009, the FASB issued guidance which set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occur after the balance sheet date. The adoption of these changes did not have a material impact to the financial statements of the Plan.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not

2.	Summary of Significant Accounting Policies (Continued)

considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures. The adoption of the guidance resulted in additional disclosures which are presented in Note 4.

Investment Valuation and Income Recognition

The Plan retains an interest in the Master Trust which holds investments in registered investment companies (mutual funds) and in common stock. These investments are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value of the shares held by the Master Trust at year-end. The investment in the common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Participant loans are stated at cost, which approximates fair value because the loans bear interest at rates commensurate with loans of similar credit quality and duration as of year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Fidelity Managed Income Portfolio, a common collective trust, has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. For purposes of the Statement of Net Assets Available for Benefits, these investments are stated at fair value, rather than contract value, to the extent they are fully benefit-responsive. The fair value of these investments is determined using the market price of the underlying securities and the value of the investment contract.

2.	Summary of Significant Accounting Policies (Continued)

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is included in investment income from the Master Trust, which is detailed in Note 3.

Risks and Uncertainties

The Plan invests in the Master Trust which utilizes various investments. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Participant Distributions Benefits paid to participants are recorded when paid.

3.	Investments

Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest and non-interest bearing cash. At December 31, 2009, the Plan, through the Master Trust, held 2,060,557 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $68,158,562. At December 31, 2008, the Plan held 2,336,790 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $36,423,535. As of December 31, 2009 and 2008, the Reliance Steel & Aluminum Co. stock fund consisted of 1,510,645 and 1,788,656 shares, respectively, of Reliance Steel & Aluminum Co. common stock valued at $65,290,077 and $35,665,801, respectively. Also, at December 31, 2009 and 2008, respectively, the fund contained a) interest bearing cash of $3,474,347 and $1,949,251, respectively, b) other receivables of $1,208,504 and $192,591, respectively, and c) due to brokers and other payables of $1,814,366 and $1,384,108, respectively.

For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2009 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

The following investments represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008:

	2009	2008

Plan interest in Master Trust investments	$486,359,668	$—
Fidelity Retirement Money Market Portfolio Fund	—	44,453,194
Reliance Steel & Aluminum Co. common stock	—	35,665,801
Fidelity Freedom 2020 Fund	—	32,415,770
Fidelity Freedom 2015 Fund	—	22,729,612
PIMCO Funds Total Return Fund	—	20,810,775
Fidelity Mid-Cap Stock Fund	—	20,381,128

3.	Investments (Continued)	During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009

Mutual funds	$68,656,623
Reliance Steel & Aluminum Co. common stock	40,363,659
Net appreciation in fair value of investments	109,020,282
Interest and dividend income	8,768,766
Plan interest in Master Trust investment income	117,789,048
Interest from participant loans	1,044,634
Total investment income	$118,833,682

4.	Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

4.	Fair Value Measurements (Continued)	The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Bond Funds	$34,045,111	$—	$—	$34,045,111
Large Cap Equity Funds	71,081,231	—	—	71,081,231
Mid Cap Equity Funds	49,722,337	—	—	49,722,337
Small Cap Equity Funds	27,583,153	—	—	27,583,153
International Funds	27,213,930	—	—	27,213,930
LifeCycle Funds	149,002,449	—	—	149,002,449
Common collective trust	—	12,160,946	—	12,160,946
Money market fund	48,512,743	—	—	48,512,743
Reliance Steel & Aluminum Co. common stock	65,290,077	—	—	65,290,077
Interest bearing cash	3,474,347	—	—	3,474,347
Total investments at fair value	$475,925,378	$12,160,946	$—	$488,086,324

Other than the interest in the Master Trust, participant loans are the only other investments specific to the Plan. Fair value of the Plan’s participant loans balance of $15,832,167 is classified as a Level 2 investment.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual Funds	$248,748,920	$—	$—	$248,748,920
Common and collective trust	—	9,351,292	—	9,351,292
Money market fund	44,453,194	—	—	44,453,194
Reliance Steel & Aluminum Co. common stock	35,665,801	—	—	35,665,801
Interest bearing cash	1,949,251	—	—	1,949,251
Participant loans	—	14,333,548	—	14,333,548
Total investments at fair value	$330,817,166	$23,684,840	$—	$354,502,006

4.	Fair Value Measurements (Continued)

The Master Trust’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Master Trust also invests in a common collective trust for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common collective trust, this investment asset has been classified as Level 2. The common collective trust, which is a stable value fund, has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV. Participant loans are also classified as Level 2 since the loans are issued at prevailing market rates.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated January 27, 2009, confirming compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001, or “EGTRRA”, and other applicable provision of the Internal Revenue Code (IRC), effective January 1, 2006. Although the Plan has been subsequently amended since receiving the Letter of Determination, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the IRC.

7.	Related Party Transactions

Certain Master Trust investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for administrative expenses amounted to $66,256 for the year ended December 31, 2009.

8.	Excess Contributions Payable

Excess contributions payable represents amount owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balance as of December 31, 2009 was returned by the Plan to the participants on March 9, 2010.

9.	Nonexempt Transactions

As reported on Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the Plan within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2009 Plan year. Late remittances amounted to $119,346. The Company is currently in process of making the appropriate filings in accordance with the DOL’s Voluntary Fiduciary Corrective Program.

10.	Information concerning the Master Trust

The Plan’s investments are combined with the investments of the Yarde Metals, Inc. Frozen 401(k) Savings Plan in the Master Trust. Each plan has an undivided interest in the Master Trust and each plan is separately record kept for all investments, receipts, disbursements, administrative fees and other transactions. The Plan’s interest in the Master Trust was approximately 99.8% at December 31, 2009. The following tables summarize the net assets and net investment income of the Master Trust:

10. Information concerning the Master Trust (continued)	Net Assets of the Master Trust:

	December 31,	2009
	Assets
	Investments, at fair value:
	Interest bearing cash	$3,474,347
	Money market fund	48,512,743
	Mutual funds	358,648,211
	Common collective trust	12,160,946
	Reliance Steel & Aluminum Co. common stock	65,290,077
	Total Investments	488,086,324
	Receivables:
	Due from brokers and other receivables	1,208,504
	Total receivables	1,208,504
	Total Assets	489,294,828
	Liabilities
	Due to brokers and other payables	1,814,366
	Total Liabilities	1,814,366
	Net assets available for benefits at fair value	487,480,462
	Adjustment from fair value to contract value for the fully-benefit responsive investment contracts (common collective trust)	226,135
	Net assets available for benefits	$487,706,597

10. Information concerning the Master Trust (continued)	Net Investment Income of the Master Trust:
	Year ended December 31,	2009
	Investment Income:
	Net appreciation in fair value of investments:
	Mutual funds	$68,832,213
	Reliance Steel & Aluminum Co. common stock	40,363,659
	Net appreciation in fair value of investments	109,195,872
	Interest and dividends	8,800,177
	Total Investment Income	117,996,049
	Investment management and administrative expense	66,256
	Net investment income	$117,929,793

11.	Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2009	2008

Net assets available for benefits as reported on Form 5500	$512,655,395	$366,329,302
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	226,135	504,428

Net assets available for benefits as reported on the accompanying financial statements	$512,881,530	$366,833,730

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2009

Total investment income as reported on Form 5500	$119,111,975

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Beginning of period	(504,428)
End of period	226,135

Total investment income as reported on the accompanying financial statements	$118,833,682

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

	Total that Constitute Non exempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included: ☑
$119,346	—	—	$119,346	—

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment	(d) Cost	(e) Current value

	Master Trust
*	Master Trust	Plan interest in the Master Trust Investments	-	$486,359,668
	Loans
*	Participant Loans	Loans to participants with interest rates ranging from 4.25% to 11.50%, collateralized by participants’ account balances and maturing through 2022	-	15,832,167
	Total Investments			$502,191,835

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO

MASTER 401(k) PLAN.

Dated: June 25, 2010	By:	/s/ Karla Lewis
Karla Lewis
Member of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee